Filed by Freeport-McMoRan Copper & Gold Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about FCX and Phelps Dodge. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

FCX and Phelps Dodge filed a definitive joint proxy statement/prospectus with the SEC in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the definitive joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

Investors and stockholders are able to obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX are available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Documents filed with the SEC by Phelps Dodge are available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com.

FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the definitive joint proxy statement/prospectus filed with the SEC. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the definitive joint proxy statement/prospectus filed with the SEC.

Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants are described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.

2

                                                           FCX's Acquisition of
                                                               Phelps Dodge
Lender Presentation
February 27, 2007

                                                                              1

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about FCX and Phelps
Dodge. When used in this document, the words "anticipates", "may", "can",
"believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions.
However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps
Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

www.fcx.com

                                                                              2

Important Information for Investors and Stockholders

FCX and Phelps Dodge filed a joint proxy statement/prospectus with the
Securities and Exchange Commission (SEC) in connection with the proposed merger.
FCX and Phelps Dodge urge investors and stockholders to read the definitive joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

Investors and stockholders may obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at
www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at
www.phelpsdodge.com. FCX and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX's directors and executive officers in FCX is set forth in the joint proxy statement/prospectus filed with the SEC. Phelps Dodge and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger.
Information concerning the interests of Phelps Dodge's directors and executive officers in Phelps Dodge is set forth in the joint proxy statement/prospectus filed with the SEC. Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants is described in the definitive joint proxy statement/prospectus relating to the merger.
Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX's and Phelps Dodge's directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.

                                                                              3

                                                           Transaction Overview

                                                                              4

Transaction Overview

>>       Announced Transaction on November 19, 2006
>>       Positive Market Response
         o Size, Scale, Diversity
>>       Transaction Subject to Regulatory and FCX/PD Shareholder Approval
         o Material Regulatory Approval Received
>>       Shareholder Votes Set for March 14, 2007
>>       Transaction Expected to Close on March 19, 2007

                                                                              5

Transaction Highlights

>>       Creates World's Premier Publicly Traded Copper Company
>>       Leading North American-based Metals and Mining Investment
>>       World Class, Long-lived, Geographically Diverse Operations
>>       Significant Exploration Potential and Management Track Record of Adding Value
         Through Exploration
>>       Strong Cash Flows and Pro Forma Financial Strength
>>       Operating and Development Expertise
>>       Attractive Project Pipeline Supports Growing Production Profile

                                                                              6

Sources/Uses Expected at Closing

                                 (US$ billions)

Sources                                 Uses
-------                                 ----
Existing Cash            $2.5           Cash Consideration      $18.0
Term A Proceeds           2.5           Fees & Expenses           0.5
Term B Proceeds           7.5                                   -----
Senior Notes Proceeds     6.0           Total Uses              $18.5
                        -----
Total Sources           $18.5

Pro Forma Cash & Credit Availability

Cash in U.S.                    $1.0
Cash in Foreign Subs             2.3
Less L/C's, Cash Collateral     (0.3)
                                ----
Total Cash                      $3.0
Revolver                         1.5
                                ----
Total Availability              $4.5

                                                                              7

                               Business Overview

                                                                              8

World's Leading Public Copper Company

Top 10 Copper Producers (2006E)

Pro forma FCX is poised to take advantage of favorable industry fundamentals

____________________
Source: Brook Hunt 4Q Report. Rankings based on net equity ownership.
(1)  Xstrata shown pro forma the acquisition of Falconbridge

                                                                              9

Premier North American Mining Company

Enterprise Value
(US$ billions)

---------
Source: Public filings, prices as of February 23, 2007
Pro forma FCX based on closing share price of $59.91, pro forma 358 million diluted shares outstanding, net debt and minority interest as of December 31,
2006 and debt incurred through the transaction

                                                                             10

Combination of FCX and Phelps Dodge

2006 Revenue (US$ billions)

2006 EBITDA (US$ billions)

2006 Consolidated Copper Sales (billion lbs)

Enterprise Value (US$ billions) (1)

---------
(1) As of February 23, 2007
(2) Includes approximately 540 mm lbs for minority interests; excludes purchased copper

                                                                             11

Enhanced Diversification

2006 Mining Revenue by Commodity

2006 Mining Revenue by Geography

Pro forma for the transaction, approximately 60% of production will come from investment grade countries

                                                                             12

Strong Management Track Record

>>       Leader in Safety and Environmental Excellence
>>       World Class Open Pit and Underground Mining Expertise
>>       Global Leader in Mining and Processing Technologies
>>       Established Exploration and Development Expertise
>>       Proven Project Management Expertise

                                                                             13

The
Right
Time

                                                                             14

   *LME and Comex, excluding Shanghai stocks, producer, consumer and merchant stocks.

Industry Analysts Copper Price Forecasts

                         2007     2008
                         ----     ----
Reuters Survey (1)      $2.81    $2.35
CRU                     $2.48    $1.64
Brook Hunt              $2.50    $1.95
Bloomsbury              $2.53    $2.55
"Street"                $2.75    $2.30
Forward Curve           $2.59    $2.68

(1) 45 Commodity Strategists as of January 15, 2007
(2) Excludes actuals for January and February 2007 which averaged $2.59/lb and
$2.58/lb, respectively

                                                                             15

Positive Long-Term Fundamentals

>>       The Combination of Strong Fundamentals Has Created Extremely Attractive Market Conditions for the Copper Industry
>>       Supply is Unlikely to Increase Meaningfully
         |X|   Absence of Mega-development Projects in the Pipeline
         |X|   Potential for Further Supply Disruptions
>>       China Continues to Lead Strong Demand Growth
>>       60% of Today's Mines Deplete or Go Underground by 2021
>>       New Mines Taking Longer to Build

                            Supply/Demand Forecast*
                                  2007                          2008
                      ----------------------        ---------------------------
                      Brook Hunt        CRU         Brook Hunt          CRU
Supply                  18.7            18.3            19.6            19.4
Demand                  18.2            18.2            18.9            18.9
------                  ----            ----            ----            ----
Market Balance          0.5             0.1             0.7              0.5
China Demand Growth     8.0%            9.0%            7.0%             8.5%

                                                                             16

World Class Discoveries Are Extremely Rare

Recoverable Copper Reserves                     2006E Copper Production

      Phelps Dodge's Tenke Fungurume is believed to be largest undeveloped, high-grade copper/cobalt project in the world today

                                                                             17

The
Right
Assets

Morenci, North America         Cerro Verde, Peru       Sierrita, North America

                                                                             18

Geographically Diverse, Long-Lived Asset Base

                                                                             Net
                                                        Consolidated    interest

Reserves 12/31/06
         Copper (billion lbs)           93.6       77.2
         Molybdenum (billion lbs)       2.0         1.8
         Gold (million ozs)             42.4       38.3

Average Production Volumes (2007-2009)
         Copper (billion lbs)           4.4         3.6
         Molybdenum (million lbs)        77          74
         Gold (million ozs)             1.9         1.7

Implied Reserve Life (years)
         Copper                          21          21
         Molybdenum                      25          25
         Gold                            22          22

Mineralized Material(1)
         Ore (million metric tons)    9,972       9,341
         average % copper              0.38        0.37
         average g/t gold              0.06        0.06

(1)  Geologic resources (i.e. Mineralized Material) are not included in reserves. The geologic resources will not qualify as reserves until comprehensive engineering studies establish their economic feasibility.
     Accordingly, no assurance can be given that the estimated resources and mineralization will become proven and probable reserves.

                                                                             19

North America

10 Mines in North America

North America[1]

Reserves

Cu	*24.8 billion lbs*
Mo	*1.7 billion lbs*

Production

Cu	*1.6 billion lbs*
Mo	*69 million lbs*

Mine Life 16 Years

Major Projects

Morenci (85%)

- Mill Restart and Concentrate Leach Project
- $210 Million Aggregate Capital Cost
- In Operation Mid-2007
- Adds 115MM lbs Cu/year Aggregate and Enhances Cost Profile

Safford (100%)

- SX/EW Project
- $550 Million Capital Cost
- Production in 1H 2008
- 240MM lbs Cu/year
- Substantial District Potential (Lone Star)

(1) Reserves and annual production net to pro forma FCX. Reserves as of December 31, 2006. Mine life based on implied reserve life as of 12/31/06 reserves and 2007-2009 average production.
Cu operations: Morenci (85%), Sierrita (100%), Bagdad (100%), Chino/Cobre (100%), Tyrone (100%), and Miami (100%) Cu development: Safford (100%)
Primary Mo: Henderson (100%) and Climax (100%) with feasibility study expected on Climax in 2007

20

South America

Peru
Cerro Verde (53.6%) (1)                         Major Projects
Reserves
  Cu              8.3 billion lbs               >>  Major Project With Conventional Concentrator
  Mo              0.1 billion lbs               >>  Aggregate $850MM Project Completed in 4Q06
                                                >>  Ramp-up to Full Production in 1H07
Cu Production     380 million lbs               >>  Adds 430MM lbs Cu/year Aggregate
Mine Life         37 years

Chile
El Abra (51%) (1)                               >>  Large Sulfide Mineral Deposit Underlying Current Oxide Pit
Cu Reserves       2.9 billion lbs               >>  Extends Mine Life Through 2021 With Sulfide Cu Production Beginning in  2010
Production        190 million lbs               >>  Adds 325MM lbs Cu/year Aggregate
Mine Life         19 years

Candelaria/
Ojos del Salado (80%) (1)
Cu Reserves       3.5 billion lbs
Production        340 million lbs
Mine Life         15 years

(1) Reflects net interest in properties; production figures are average annual estimates for 2007 - 2009

                                                                             21

Indonesia - Grasberg
Grasberg (90.64%) (1)                      Development Projects

Reserves                                   >>       DOZ Expansions (50K t/d & 80K t/d)
         Cu       35.2 billion lbs         >>       Big Gossan Development
         Au       37.2 million ozs         >>       Common Infrastructure Project
         Ag       116 million ozs          >>       Development of Grasberg Underground & Balance of Mineral District Reserves
                                           >>       Significant Exploration Potential
Production
         Cu       1.1 billion lbs
         Au       1.6 million ozs
         Ag       3.1 million ozs

Mine Life         34 years
(1) Reflects net interest in properties; production figures are average annual estimates for 2007 - 2009

                                                                             22

Africa - Democratic Republic of Congo
Tenke Fungurume (1)
(57.75%) Development Projects Reserves
  Cu     2.6 billion lbs                   >>    Feasibility Study Approved 4Q06
  Co     0.3 billion lbs                   >>    Oxide Leach Operation
                                                       >>    $650MM Capital Cost
                                           >>    Aggregate Production of 250MM lbs Cu/year; 18 MM lbs Co/Year in First
                                                                        10 Years
                                                      >>    Potential Expansions

(1) Reflects net interest in properties

                                                                             23

Significant Exploration Potential
Papua, Indonesia
>>       Rights to 2.2 Million Acres
>>       Highly Prospective Exploration Areas Provide Opportunities to Continue to Add to our Long-lived Reserves

Tenke Fungurume,
Democratic Republic of Congo
>>       Believed to be Largest Undeveloped, High Grade Copper/Cobalt Project in the World Today
>>       Less Than Half of 600-square-mile Concession Explored; Cumulative Strike Length Greater Than 80 Kilometers
>>       Start-up: Late 2008 to Early 2009
>>       ~$650 Million Aggregate Capital and Related Project Expenditures
                                                                             24

Proven Technical Expertise

Pro forma FCX will be a world leader
>>       Open pit mining
>>       SX/EW production technology
>>       Block cave underground mining
>>       Copper concentrate leaching
(1) Smelting and refining production capacity shown on a 100% basis (2) FCX's share approximates 62,000 metric tons per year (3) Miami Refinery permanently shut down

                                                                             25

The
Right
Company

                                                                             26

Pro Forma FCX -- Growing Sales Profile

Copper Sales (billion lbs)                              Gold Sales (million ozs)

Note: Consolidated copper sales include                 Note:   Consolidated gold sales include
      approximately 540 mm lbs in 2006, 700 mm                  approximately 185 k oz in 2006,
      lbs in 2007, 740 mm lbs in 2008 and                       195 k oz in 2007, 170 k oz in 2008
      810 mm lbs in 2009 for minority                           and 220 k oz in 2009 for minority interest
      interest; excludes purchased copper

                                                                             27

EBITDA and Cash Flow at Various Copper Prices

Average Annual EBITDA 2007-2009
($500 Gold & $15 Molybdenum)

Average Annual Operating Cash Flow 2007-2009
($500 Gold & $15 Molybdenum)

Note: Each $50/oz change in gold approximates $90 million to EBITDA and $50 million to operating cash flow; each $2.00/lb of molybdenum equates to
      $100 million to EBITDA and $80 million to operating cash flow
      EBITDA equals operating income plus depreciation, depletion, and amortization; Operating cash flow shown after merger adjustments

                                                                             28

Sensitivity to Commodity Prices

                                        Annual Financial Impact
                                        -----------------------
Change                                  EBITDA         Operating
                                                       Cash Flow
                                            (in millions)

Copper: -/+ $0.20/lb                      $800            $500

Molybdenum: -/+ $2.00/lb                  $100             $80

Gold: -/+ $50/ounce                        $90             $50

Note: Annual financial impact based on estimated average annual production for 2007-2009

                                                                             29

Pro Forma Capital Expenditures

                                                                             30

Capitalization Table

(US$ billions)

December 31, 2006 Pro Forma Capitalization	Amount	%
Cash, Cash Equivalents and Restricted Investments	$3.4	--
New Revolver(1)	$0.0	0.0%
New Sr. Secured Term Loan A	2.5	9.0%
New Sr. Secured Term Loan B	7.5	27.0%
New Sr. Unsecured Notes	6.0	21.6%
Existing Debt	1.6	5.8%
Total Debt(2)	**$17.6**	**63.3%**
Total Stockholders' Equity	$10.2	36.7%
Total Book Capitalization	**$27.8**	**100.0%**
Credit Statistics		
Debt / EBITDA(3)	2.3x	
EBITDA(3) / Interest(4)	5.6x	
Debt / Capitalization	63.3%	

(1) New Revolver consists of $1.0 billion Revolving Credit Facility available to Freeport and $0.5 billion Amended and Restated Revolving Credit Facility available to Freeport and PT-FI

(2) Pro forma total debt as of December 31, 2006 is based on book values. Total debt as calculated in the pro forma financial statements is based on Phelps Dodge's fair market value of debt

(3) Based on year end December 31, 2006 pro forma EBITDA of $7.8 billion

(4) Based on year end December 31, 2006 pro forma net interest of $1.4 billion

31

Significant Debt Reduction

                  Year-End Net Debt at Varying Copper Prices

---------
Note: Sensivity assumes $15 Molybdenum and $500 Gold; EBITDA equals operating income plus depreciation, depletion, and amortization

                                                                             32

Financial Policy

o FCX is Committed to Maintaining a Strong Financial Position
     o Debt Reduction Top Priority
o Continuation of Positive Copper Markets is Expected to Provide
  Substantial Cash Flows That Will Enable the Combined Company to
  Achieve Significant Near-term Debt Reduction
o Subject to Market Conditions, Considering Equity Offering Shortly
  Following Completion of Transaction
o Consideration of Asset Sales
o FCX Anticipates Continuing Regular Annual Common Dividend of
  $1.25 per Share

                                                                             33

                              Syndication Summary

                                                                             34

Transaction Timetable

Financing
-------------------------------------------------------------------------------
Date                               Event
-------------------------------------------------------------------------------
February 20, 2007             Materials posted to IntraLinks
February 27, 2007             Lender Meeting
March 8, 2007                 Credit Agreement posted to IntraLinks
March 9, 2007                 Commitments due
March 13, 2007                Lender comments due to Credit Agreement
March 19, 2007                Closing
-------------------------------------------------------------------------------

                                                                             35

Summary of Proposed Terms for Senior Secured Credit Facilities

Borrower	Freeport-McMoRan Copper & Gold Inc. ("FCX" or the "Company")

Facilities Overview

Facilities	Amount	Maturity	Undrawn	Drawn (LIBOR +)
Revolving Credit Facility[1,2]	$1,500 mm	5 years	37.5 bps	150 bps
Term Loan A[1]	$2,500 mm	5 years	NA	150 bps
Term Loan B	$7,500 mm	7 years	NA	175 bps

[1] Subject to a ratings based grid
[2] Comprised of new $1.0 billion revolving credit facility available to Freeport and Amended and Restated $500.0 million Revolving Credit Facility available to Freeport and PT-FI

Amortization	10% per annum on Term Loan A with remainder as a bullet at maturity 1% per annum on Term Loan B with remainder as a bullet at maturity
Collateral/Guarantees	The Credit Facilities will be guaranteed by domestic subsidiaries subject to certain exceptions for subsidiaries with restrictions in their organizational documents. FCX and each Guarantor will pledge the stock of their subsidiaries subject to certain exceptions including international subsidiaries and restrictions in organizational documents
Financial Covenants:	Senior Secured Debt/EBITDA and Total Debt/EBITDA. Except at the time of any incurrence of indebtedness, compliance with the financial covenants will not be required so long as the Revolving Credit Facility is undrawn

36

FCX's Acquisition of
                                 Phelps Dodge
-------------------------------------------------------------------------------
                              Lender Presentation

                               February 27, 2007

                                                                             37